UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2006                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

Annual Report of Esperanza Silver Corporation to Shareholders for the year ended December 31, 2005 including:

a.

Letter to Shareholders

b.

Management Discussion and Analysis

c.

Audited Financial Statements

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: April 27, 2006	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

Exhibits:    99.1    Annual Report to Shareholders